Earnings Release 3Q20 results 29 OCTOBER 2 0 2 0 VEON REPORTS 3Q20 RESULTS ENCOURAGING SEQUENTIAL IMPROVEMENT I N REVENUE AND EBITDA ACCELERATION IN 4G USER S DRIVING GROWTH

1 Earnings Release 3Q20 results Amsterdam (29 October 2020) – VEON Ltd. (Ticker: VEON), announces results for the quarter ended 30 September 2020. RESULTS HIGHLIGHTS • All operations recorded improved YoY trends compared to the previous quarter as lockdown restrictions related to the COVID-19 pandemic eased. Reported revenue decreased by 10.4% YoY mainly due to currency headwinds, while the local currency decline in revenue was limited to 1.3% YoY • The Group recorded a quarter-on-quarter increase in the total mobile customer base with net additions of 3 million in 3Q20 to 207 million following net decline of 6 million in customers in the second quarter period • Strong growth in 4G users resumed: up by 20 million YoY and by 8 million QoQ, bringing total 4G users to 73 million, driving the long- term revenue expansion of the Group. Ongoing network investment saw 4G population coverage up 18p.p. YoY to 69% • We recorded double-digit growth in mobile data revenue, up 13.1% YoY in local currency as customers switched back from fixed line as lockdowns restrictions eased and with 4G user ARPUs on average two times higher than the total customer base ARPU • Across our digital businesses, we continue to make good progress. JazzCash closed the quarter with 9.7 million (MAU), while in the content area both Beeline TV in Russia and Toffee TV in Bangladesh recorded strong YoY trends • Pakistan, Ukraine and Kazakhstan recorded double-digit EBITDA growth which was offset by operational challenges in Russia. Reported EBITDA decreased by 9% YoY due to currency headwinds; in local currency EBITDA increased by 0.1% YoY • VEON recorded a non-cash impairment of USD 790 million, primarily against the carrying value of goodwill in Russia. 3Q20 net profit before impairments was USD 145 million • FY2020 guidance confirmed, anticipating a steady recovery in operations, subject to the gradual lifting of lockdown measures, and a low to mid-single-digit local currency YoY decline in both Group revenue and EBITDA, with Capex Intensity of 22-24% Kaan Terzioğlu and Sergi Herrero, co-Chief Executive Officers, commented on results: “The third quarter saw strong sequential improvements in the financial performance of the majority of our operating companies, as lockdown restrictions eased in most of our markets. The Group remains focused on operational execution and improving commercial momentum while driving a number of initiatives across our markets to support the significant data & digital opportunities we enjoy. We are pleased to see real progress on the execution of our strategy to grow our 4G user base across all our operations and, in doing so, support the expansion in our data and digital revenues which together represent a meaningful opportunity for the Group to expand revenue in the long-term. At the end of September, we reported 4G users of 73 million, which collectively now account for 35% of our total customer base. But even more encouraging is that due to 4G segment growth, data revenues increased by 13% in local currency on a YoY basis – momentum we will strive to continue to deliver on in the coming months. Looking forward, as a management team, we remain excited by the growth opportunities we enjoy as our 4G network deployment program drives greater levels of customer engagement and digital services adoption. In support of this, we have continued with our focused network rollout across the Group’s markets, investing an additional $354 million in the quarter. We remain committed to executing on our planned operational improvements, particularly in Russia, where we continue to invest in network quality and a growing range of digital services while focusing on strengthening our commercial propositions for all our customers. Elsewhere across the Group, the early-stage nature of our markets provides us with structural growth opportunities in digital adoption and we are well- placed to reap the benefit from these growth opportunities as was evident in the quarter where we saw a relatively quick recovery in the operating performance. As a management team we have resolved to address a number of matters in the interest of our investors, including a zero-cost depository receipt program for NASDAQ investors and a structural reduction in our HQ costs as we take on a new operating model.‘’ For a discussion of how we define and calculate the non -IFRS financial measures used in this document, including EBITDA, EBITDA margin, EBITDA Adjusted and EBITDA Adj usted margin, Net Debt, Equity Free Cash Flow (after licenses), Operational Capital Expenditures (“Operational capex”), Capex Intensity, local currency [measures], ARPU, see Attachment A “Definitions” on page 18. For further discussion of adjustments made for one -off and non-recurring items, see “Non-recurring items that affect year -on-year comparisons” on page 3.

2

Earnings Release
3Q20 results

VEON

KEY FIGURES

USD million	3Q20	3Q19	YoY reported	YoY local currency	9M20	9M19	YoY reported	YoY local currency
Total revenue, of which	1,993	2,223	(10.4%)	(1.3%)	5,981	6,609	(9.5%)	(2.7%)
mobile and fixed service revenue	1,856	2,076	(10.6%)	(1.6%)	5,629	6,161	(8.6%)	(2.4%)
mobile data revenue	645	626	3.1%	13.1%	1,927	1,783	8.1%	15.2%
EBITDA	898	987	(9.0%)	0.1%	2,627	3,280	(19.9%)	(14.6%)
EBITDA margin (EBITDA/total revenue)	45.1%	44.4%	0.7p.p.	0.6p.p.	43.9%	49.6%	(5.7p.p.)	(5.8p.p.)
EBITDA Adjusted	898	987	(9.0%)	0.1%	2,627	2,892	(9.2%)	(3.1%)
EBITDA margin Adjusted (EBITDA Adjusted/total revenue)	45.1%	44.4%	0.7p.p.	0.6p.p.	43.9%	44.0%	(0.1p.p.)	(0.2p.p.)
Profit for the period	(645)	30	n.m.		(350)	635	n.m.	
Profit for the period attributable to VEON shareholders	(620)	35	n.m.		(357)	599	n.m.	
Equity free cash flow after licenses	301	265	13.5%		365	852	(57.2%)	
Operational capital expenditures	354	324	9.3%		1,214	1,163	4.5%	
Capex intensity (LTM Operational capital expenditures/revenue)	21.8%	17.0%	4.7p.p.		21.8%	17.0%	4.7p.p.	
Net debt (excl. lease liabilities)	5,901	6,275	(6.0%)		5,901	6,275	(6.0%)	
Net debt/LTM EBITDA (excl. lease liabilities)	1.9	1.7	0.2		1.9	1.7	0.2	
Total mobile subscribers (millions)	207	212	(2.0%)		207	212	(2.0%)	
Total fixed-line broadband subscribers (millions)	4.4	4.0	9.4%		4.4	4.0	9.4%	

Note: in the above table EBITDA Adjusted for 9M19 excludes special compensation of USD 38 million and other operating income of USD 350 million (for further discussion of adjustments made for one-off and non-recurring items, see "Non-recurring items that affect year-on-year comparisons." on page 3)

KEY RECENT DEVELOPMENTS

- In September, the Dhabi Group exercised its put option to sell VEON its 15% shareholding in Jazz Pakistan; the transaction is expected to close during the current financial year
- Second ruble-denominated bond issuance under the Group's Global Medium-Term Note (MTN) program closed in September, with proceeds of RUB 10 billion at 6.5% for unsecured notes due in 2025
- Beeline Kazakhstan signed its network sharing partnership in support of the rural broadband initiative which aims to bridge the digital divide across the country's rural initiatives
- VEON acquired strategic stake in ShopUp, Bangladesh's leading full-stack B2B commerce platform
- Shareholders trading on Nasdaq will no longer be subject to annual depository fee
- New governance model adopted, Chief Internal Audit & Compliance Officer appointed
- Concluded an agreement for the sale of Armenia operations
- Yaroslav Glazunov appointed to the Board of Directors as an alternate director for Alexander Pertsovsky

For a discussion of how we define and calculate the non-IFRS financial measures used in this document, including EBITDA, EBITDA margin, EBITDA Adjusted and EBITDA Adjusted margin, Net Debt, Equity Free Cash Flow (after licenses), Operational Capital Expenditures ("Operational capex"), Capex Intensity, local currency [measures], ARPU, see Attachment A "Definitions" on page 18. For further discussion of adjustments made for one-off and non-recurring items, see "Non-recurring items that affect year-on-year comparisons" on page 3.

3 Earnings Release 3Q20 results CONTENTS MAIN EVENTS ............................................................................................................ 4 GROUP PERFORMANCE .................................................................................................. 6 COUNTRY PERFORMANCES .............................................................................................. 9 CONFERENCE CALL INFORMATION ..................................................................................... 15 ATTACHMENTS .......................................................................................................... 17 PRESENTATION OF FINANCIAL RESULTS VEON’s results presented in this earnings release are based on IFRS unless otherwise stated and have not been audited. Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in tables, may not be an exact arithmetic aggregation of the figures that precede or follow them. All comparisons are on a year on year (YoY) basis unless otherwise stated. The non-IFRS measures disclosed in the document, i.e. EBITDA, EBITDA margin, EBITDA Adjusted and EBITDA Adjusted margin, Net Debt, Equity Free Cash Flow (after licenses), Operational Capital Expenditures, Capex Intensity, local currency measures, ARPU are reconciled to the comparable IFRS measures in Attachment C on page 20. NON-RECURRING ITEMS THAT AFFECT YEAR-ON-YEAR COMPARISONS 1. In 1Q19, VEON recorded a one-off vendor payment to the Company of USD 350 million, which was accounted for as other income and is reflected in EBITDA. 2. 2Q19 revenue and EBITDA were positively impacted by USD 38 million received in relation to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company ("Kcell”) following Kazakhtelecom JSC’s acquisition of 75 percent of Kcell's shares. 3Q20 EBITDA was positively impacted by USD 52 million of a reversal of a provision in Pakistan. Please refer to Note 1 of our unaudited interim condensed consolidated financial statements for further details. Local currency year-on-year trends for 9M20 disclosed in this earnings release exclude the impact of foreign currency movements (see full definition in Attachment A) and also exclude the impact of a USD 38 million positive one-off item recorded in 2Q19 in revenue. The first two one-off items listed above are excluded from the EBITDA Adjusted figure. Pakistan revenue and EBITDA were impacted by changes in tax and service charges related to the Supreme Court’s “suo moto order” in April 2019 and our subsequent discussions with the Pakistan Telecommunications Authority. As of 29 October, Jazz is currently awaiting the PTA’s decision following a hearing on 25 June 2020 in which Jazz presented its case regarding Jazz’s crediting of administration fees and withdrawal of the show cause notice issued to Jazz by the PTA. For further background, on the “suo moto order” and the subsequent discussions with the PTA, see our 2Q20 earnings release dated 6 August 2020. The effect of these changes is not excluded from the local currency year-on-year trends (except for administration fees highlighted above), since it is wide-ranging in its impact and applicable for a number of reporting periods, but is detailed here for explanatory purposes.

4

Earnings Release
3Q20 results

MAIN EVENTS

The Dhabi Group exercised its put option to sell VEON its 15% shareholding in Jazz Pakistan

On 24 September 2020, VEON's partner in Pakistan, the Dhabi Group, exercised its put option to sell VEON its 15% shareholding in PMCL, the operating company of Pakistan's leading mobile operator, Jazz. The transaction, which requires independent valuation to determine the fair value of the shareholding, is expected to close in 4Q 2020.

Second Russian ruble-denominated bond issuance under VEON's Global Medium-Term Note program and refinancing of VTB loan

On 11 September 2020, VEON Holdings B.V. ("VEON Holdings"), a subsidiary of VEON Ltd. issued RUB 10 billion (approximately USD 135 million) 6.50% senior unsecured notes due 2025 under its Global Medium Term Note Programme established in April 2020 (the "GMTN Programme"), which represents the Issuer's second Russian ruble-denominated bond offering under its GMTN Programme and attracted strong interest from a broad range of investors internationally. VEON used the proceeds of the notes to repay debt.

In addition, on 9 July 2020, VEON Holdings refinanced its existing RUB 30 billion (approximately USD 422 million) bilateral term loan agreement with VTB Bank. This refinancing extends the maturity and reduces the cost of the existing loan between VTB Bank and VEON Holdings.

Beeline Kazakhstan signed network sharing partnership in support of rural broadband initiative

On 6 October 2020, VEON announced that its operating company in Kazakhstan, which provides services under the Beeline brand, entered into a network sharing partnership that unites the nation's three mobile telecom providers in the delivery of high-speed internet to rural communities. The agreement brings Beeline together with Kcell and Tele2 in support of the nation's 250+ project, which aims to extend high-speed internet to all villages with a population of 250 or more. Once complete, the project will see almost 1,000 rural settlements with a combined population of 600,000 offered 3G and 4G connections by all three operators.

The 250+ initiative, for which the infrastructure deployment started immediately, enables rural residents to receive mobile services on competitive terms and select a service provider of their choice. In turn, each mobile operator will enjoy equal access to the shared network.

VEON acquired strategic stake in Bangladesh's leading full-stack B2B commerce platform, ShopUp

VEON Ventures, has joined Sequoia Capital India and Flourish Ventures as investors in ShopUp, Bangladesh's leading full-stack B2B commerce platform for small businesses, becoming ShopUp's first strategic corporate investor.

The investment enables VEON Ventures to support ShopUp's fast-growing digital ecosystem for micro, small and medium-sized enterprises, which form a vital backbone of Bangladesh's economy, as well as providing significant opportunities for developing mobile financial services for ShopUp's users.

Shareholders trading on Nasdaq no longer subject to annual depository fee

From 1 January 2021 holders of VEON American Depositary Shares ("ADSs") trading on Nasdaq will no longer be subject any cash dividend fee or depository service fee of any kind. ADS holders will continue to be subject to the normal issuance and cancellation fees.

Concluded an agreement for the sale of Armenia operations

On 29 October 2020, VEON announced that it has concluded an agreement for the sale of CJSC "VEON Armenia", VEON's operating subsidiary in Armenia, to Team LLC for a consideration of USD 51 million. It is anticipated that the transaction will close shortly.

The sale of our Armenian operations is in line with VEON's ambition to simplify the Group's structure and enhance its operational focus on markets with attractive long-term growth opportunities. The value of the transaction equates to an EV/EBITDA multiple of 2.9x based on 2019 reported EBITDA.

New Governance Model adopted

In 3Q20, in connection with our new operating model, the VEON Board of Directors (the "VEON Board") approved a new governance model, or Group Authority Matrix, under which the VEON Board and the co-CEOs have delegated to each VEON operating company considerable authority to operate their businesses. Specifically, each operating company is accountable for operating its own business subject to oversight by their respective operating company boards and the VEON Board; and they are also obligated to operate in accordance with Group policy and controls framework. The new governance model forms the cornerstone of governance and delegation of authority across the Group.

In October 2020, Joop Brakenhoff has been appointed to the position of Chief Internal Audit & Compliance Officer. He reports

5 Earnings Release 3Q20 results to co-CEOs and also has a reporting line to the Chairman of the management from Plekhanov University. He previously Audit & Risk Committee. completed a leadership program at INSEAD in Fontainebleau, France, and an executive program at Singularity University in Yaroslav Glazunov appointed to the Silicon Valley, California. Board of Directors as an alternate FY 2020 guidance maintained director for Alexander Pertsovsky VEON confirms FY 2020 financial guidance and anticipates a low On 28 October, VEON appointed Yaroslav Glazunov to the to mid-single-digit local currency YoY decline in both Group Company’s Board of Directors as an alternate director for revenue and EBITDA, and Capex Intensity of 22-24%. Our guidance Alexander Pertsovsky. Mr. Pertsovsky has been a member of the assumes that the gradual lifting of lockdown measures in VEON’s VEON Board since January 2018. Mr. Glazunov joined Spencer operating markets will continue, supporting a steady recovery in Stuart in January 2014 and is a managing partner at Spencer Stuart operations in the remainder of the financial year. The YoY change International based in Moscow. Prior to joining Spencer Stuart, he anticipated in this guidance excludes 2019 exceptional items; was a partner at Heidrick & Struggles in Moscow. He has been in namely, other operating income of USD 350 million related to the global leadership advisory business for 20 years, focusing on one-off vendor payment recorded in 1Q19 and special CEO succession, efficiency and performance. As a partner at one compensation of USD 38 million received in Kazakhstan recorded of the top worldwide leadership consulting firms, he has worked in 2Q19. VEON’s management anticipates no dividend payment extensively with corporate boards and founders of companies in for FY2020. Europe, India and Russia. He holds a master's degree in

6
Earnings Release
3Q20 results
VEON

GROUP PERFORMANCE

Although VEON's operations remained impacted by lockdown measures throughout 3Q20, a gradual lifting of restrictions enabled the commencement of more normalized economic activity and a sequential recovery in the performance of our operating markets. As a result, we recorded strong QoQ improvements in revenue and EBITDA in 3Q20.

All our countries still face some restrictions on travel, which have impacted roaming revenues and led to the loss of migrant customers from our subscriber base, particularly in Russia. Conversely, demand for our data services remains strong, enabling us to continue to grow our data revenues at a double-digit pace.

In 3Q20 reported **total revenue** decreased by 10.4% YoY mainly due to currency headwinds. In local currency terms total revenue decreased by 1.3% YoY. All VEON operations improved YoY trends in 3Q20 compared to the YoY dynamics reported in 2Q20 as strict lockdowns were lifted in all of our geographies. Russia continued to report a decline in revenue as a result of a 68% YoY fall in roaming due to travel restrictions, as well as a YoY decrease in customer numbers. However, reinvestment in our network in Russia continued and we anticipate further improvement in operational KPIs including network performance metrics and subscriber trends in the first half of 2021 with positive YoY growth in Russian total revenue during the period. Pakistan, Ukraine and Kazakhstan recorded double-digit revenue YoY local currency growth in 3Q20. Bangladesh is back to positive YoY revenue growth in local currency in 3Q20 and while Algeria's revenue is still declining YoY in 3Q20, the company is outperforming its competitors in what remains a challenging market.

EBITDA decreased by 9% YoY in 3Q20, due to currency headwinds. In local currency terms EBITDA increased by 0.1% YoY, as Ukraine and Kazakhstan recorded double-digit EBITDA YoY local currency growth, while Pakistan 3Q20 EBITDA includes a positive one-off item of USD 52 million related to the reversal of a provision. In 3Q20 Russia EBITDA was negatively affected by decreases in revenue and higher network costs as a result of an aggressive 4G network rollout. Algeria and Bangladesh significantly improved YoY local currency dynamics in EBITDA in 3Q20 compared to 2Q20. Group EBITDA, excluding the positive one-off item of USD 52 million discussed above, declined by 5.5% YoY in local currency.

VEON's HQ and elimination segment consists largely of corporate costs. As a result of the new operating model that has been implemented with a lean, small HQ, the costs of this segment declined significantly.

For the table with performance by country see page 9, where "Other" includes the results of Kyrgyzstan, Georgia and Armenia.

3Q 2020 Revenue development YoY (USD million)


(-10.4%) YoY reported
2,223
33
27
17
1
(11)
(11)
(79)
(4)
2,195
(202)
1,993
3Q19 reported total revenue
Pakistan
Ukraine
Kazakhstan
Bangladesh
Uzbekistan
Algeria
Russia
Other 3
3Q20 local currency total revenue 4
FOREX
3Q20 reported total revenue
YoY local currency
+11.5%
+11.6%
+14.4%
+0.8%
-17.1%
-5.7%
-6.8%
-1.3%
-10.4%

3Q 2020 EBITDA development YoY (USD million)


(-9.0%) YoY reported
987
59
25
10
5
(4)
(29)
(96)
32
988
(90)
898
3Q19 reported EBITDA
Pakistan
Ukraine
Kazakhstan
Bangladesh
Algeria
Uzbekistan
Russia
Other 3
3Q20 local currency EBITDA 4
FOREX
3Q20 reported EBITDA
EBITDA margin
44.4%
45.0% 1
67.8%
52.9%
43.9%
45.6%
43.5% 2
39.8%
45.1%

1. In 3Q20 a USD 52 million reversal of a provision was accounted in Pakistan EBITDA. It was adjusted in Pakistan EBITDA Margin on the graph above
2. In 3Q20 a USD 15 million certain provision was recorded at Uzbekistan EBITDA, the EBITDA Margin on the graph above is adjusted by this amount
3. Other primarily includes the results of Kyrgyzstan, Armenia, Georgia, corporate costs, other global operations and services, Intercompany eliminations
4. Local currency excludes the effect of foreign currency movements

7

Earnings Release
3Q20 results

VEON

INCOME STATEMENT & CAPITAL EXPENDITURES

USD million	3Q20	3Q19	YoY reported	9M20	9M19	YoY reported
Total revenue	1,993	2,223	(10.4%)	5,981	6,609	(9.5%)
Service revenue	1,856	2,076	(10.6%)	5,629	6,161	(8.6%)
EBITDA	898	987	(9.0%)	2,627	3,280	(19.9%)
EBITDA margin	45.1%	44.4%	0.7p.p.	43.9%	49.6%	(5.7p.p.)
Depreciation, amortization, impairments and other	(1,265)	(603)	n.m	(2,260)	(1,644)	n.m
EBIT (Operating Profit)	(367)	384	n.m	367	1,636	n.m
Financial income and expenses	(172)	(233)	26.4%	(548)	(626)	12.6%
Net foreign exchange (loss)/gain and others	6	(20)	175.0%	(15)	(29)	79.6%
Other non operating gains / losses	(1)	0	n.m	101	14	n.m
Profit before tax	(534)	130	n.m	(96)	995	n.m
Income tax expense	(111)	(100)	(11.3%)	(255)	(360)	29.2%
Profit for the period	(645)	30	n.m	(350)	635	n.m
Of which Profit/(Loss) attributable to NCI	25	4	n.m	(7)	(36)	n.m
Of which Profit/(Loss) attributable to VEON shareholders	(620)	35	n.m	(357)	599	n.m

	3Q20	3Q19	YoY reported	9M20	9M19	YoY reported
Capex	437	397	10.0%	1,425	1,397	2.0%
Operational capex	354	324	9.3%	1,214	1,163	4.5%
Capex intensity (LTM Operational capex/revenue)	21.8%	17.0%	4.7p.p.	21.8%	17.0%	4.7p.p.

Note: prior year comparatives for capital expenditures are adjusted to reflect correct IFRS 16 impact of prior periods.

For discussion on EBITDA performance discussion please refer to the "Group performance" section.

Depreciation and amortization charges were broadly stable YoY. **Impairments** of USD 790 million in 3Q 2020, of which USD 723 million of goodwill in Russia.

Goodwill is tested for impairment annually (at October 1) or when circumstances indicate the carrying value may be impaired. When reviewing for indicators of impairment in interim periods, the Company considers, amongst others, the relationship between its market capitalization and its book value, as well as weighted average cost of capital and the quarterly financial performances of each cash-generating unit. In addition to the above, the Company also considered the impact of COVID-19 when reviewing for indicators of impairment (refer Note 1 in the Financial Statements for 9 months 2020 for further details). For further details regarding calculations and assumptions used for impairment testing, refer to the Group's audited annual consolidated financial statements as of and for the year ended December 31, 2019.

In recent years, Beeline Russia has seen a decline in its subscriber and revenue market share on the back of competitive pressures in the market, which have impacted both revenues and profitability. This underperformance has negatively impacted the fair value of our Russian business, and over time has eroded the existing headroom over the book value of the business. The impact of a weaker Russian RUB, along with ongoing COVID lockdowns and the associated travel restrictions, have had a negative impact on consumer spending, which weakened during the quarter. Together with a slower than anticipated recovery in Beeline's ARPU, which has in turn impacted our future projected revenue, as well as the low market capitalization of the Group, a revision to our previous estimates has been deemed necessary.

Based on these revisions, VEON recorded an impairment of USD 723 million against the carrying value of goodwill in Russia in the third quarter of 2020. Management anticipates further improvement in operational KPIs including network performance metrics and subscriber trends in the first half of 2021 with positive YoY growth in Russian total revenue during the period.

Financial income and expenses decreased YoY as a result of a lower average cost of debt. At the end of 3Q20, average cost of debt was 6.1%, which is 119bps lower compared to average cost of debt at the end of 3Q19.

Income tax expense increased by 11% YoY in line with year-on-year change in net profit excluding non-tax deductible impairments.

The group recorded **loss for the period of USD 645 million**, mainly due to non-cash impairments described above. Profit for the period, before non-cash impairments was USD 145 million, a 20% YoY increase, mainly as a result of lower interest expenses.

Operational Capex was USD 354 million in 3Q20, up from the USD 324 million recorded in 3Q19, due mainly to VEON's focus on its 4G network investment program. Capex intensity over the last twelve months was 21.8%.

8
Earnings Release
3Q20 results

FINANCIAL POSITION & CASH FLOW

USD million	3Q20	2Q20	QoQ
Total assets	13,110	14,735	(11.0%)
Shareholders' equity	(26)	812	n.m.
Gross debt	8,602	9,353	(8.0%)
Gross debt excl. lease liabilities	6,982	7,576	(7.8%)
Net debt	7,520	8,166	(7.9%)
Net debt (excl.lease liabilities)	5,901	6,390	(7.7%)
Net debt/LTM EBITDA	2.1	2.2	
Net debt/LTM EBITDA (excl.lease liabilities)	1.9	2.0	

USD million	3Q20	3Q19	YoY	9M20	9M19	YoY
Net cash from/(used in) operating activities	775	736	39	1,875	2,286	(411)
Net cash from/(used in) investing activities	(386)	92	(479)	(1,410)	(1,387)	(23)
Net cash from/(used in) financing activities	(613)	(888)	275	(694)	(1,468)	775

Note: Certain comparative amounts have been reclassified to conform to the current period presentation

Total assets and shareholders' equity decreased QoQ mainly due to impairments described above.

Gross debt decreased in 3Q20 compared to 2Q20 as a result of depreciation of the RUB against the USD and as a result of a net repayment of debt, including all amounts outstanding under VEON's Revolving Credit Facility. In July 2020, VEON Holdings refinanced its existing RUB 30 billion (approximately USD 422 million) bilateral term loan agreement with VTB Bank. In September, VEON Holdings B.V. issued a RUB 10 billion (approximately USD 135 million) 6.50% senior unsecured notes due 2025, under its GMTN Programme. VEON used the proceeds of the notes as well as available liquidity to repay debt.

Net debt (excluding lease liabilities) decreased QoQ in 3Q20 to USD 5,901 million due to foreign exchange movements and improvements in operations and EBITDA as strict lockdown measures were eased across our markets. As a result, the net debt (excl. lease liabilities) to LTM EBITDA ratio was 1.9x in 3Q20.

Net cash from operating activities was broadly stable in 3Q20 against the previous year, as negative headwinds in EBITDA were offset by positive movements in working capital.

Net cash flow used in investing activities was USD 386 million in 3Q20 is a result of the Group investment in high-speed data networks. Net cash flow used in investing activities in Q3 2019 was affected by the release of the GTH MTO settlement deposit of USD 668 million, offset by the payment of 50% of the disputed license renewal fee in Pakistan (approximately USD 225 million) as security (under protest) in order to maintain its appeal in the Islamabad High Court regarding the PTA's underlying decision on the license renewal.

Net cash used in financing activities was USD 613 million in 3Q20, primarily as a result of movements in the gross debt as described above.

9

Earnings Release
3Q20 results

VEON

COUNTRY PERFORMANCE

- Russia
- Pakistan
- Ukraine
- Kazakhstan
- Uzbekistan, Algeria and Bangladesh

Key figures by countries

USD million	3Q20	3Q19	YoY reported	YoY local currency	9M20	9M19	YoY reported	YoY local currency
Total revenue	1,993	2,223	(10.4%)	(1.3%)	5,981	6,609	(9.5%)	(2.7%)
Russia	946	1,157	(18.2%)	(6.8%)	2,874	3,329	(13.7%)	(6.4%)
Pakistan	303	286	5.9%	11.5%	908	996	(8.9%)	(0.1%)
Ukraine	236	231	2.1%	11.6%	696	630	10.5%	11.4%
Algeria	173	197	(12.1%)	(5.7%)	519	577	(10.0%)	(5.2%)
Bangladesh	136	135	0.5%	0.8%	403	406	(0.6%)	0.2%
Kazakhstan	122	115	5.6%	14.4%	351	368	(4.8%)	1.9%
Uzbekistan	48	66	(27.2%)	(17.1%)	151	197	(23.5%)	(11.9%)
Other	37	46	(20.5%)	(15.6%)	105	130	(18.9%)	(14.6%)
HQ and Eliminations	(8)	(11)	28.5%		(25)	(25)	(1.9%)	
Service revenue	1,856	2,076	(10.6%)	(1.6%)	5,629	6,161	(8.6%)	(2.4%)
Russia	843	1,039	(18.9%)	(7.6%)	2,615	3,013	(13.2%)	(6.0%)
Pakistan	278	265	5.0%	10.6%	837	926	(9.6%)	(0.9%)
Ukraine	234	230	2.0%	11.5%	693	627	10.5%	11.4%
Algeria	172	197	(12.4%)	(6.0%)	516	575	(10.3%)	(5.5%)
Bangladesh	133	133	0.5%	0.9%	396	397	(0.3%)	0.4%
Kazakhstan	120	115	4.3%	13.0%	346	328	5.6%	13.0%
Uzbekistan	48	66	(27.1%)	(17.1%)	150	196	(23.6%)	(12.1%)
Other	35	43	(19.2%)	(13.9%)	101	123	(17.5%)	(13.0%)
HQ and Eliminations	(8)	(11)	29.2%		(25)	(24)	(2.3%)	
EBITDA	898	987	(9.0%)	0.1%	2,627	3,280	(19.9%)	(14.6%)
EBITDA Adj.	898	987	(9.0%)	0.1%	2,627	2,892	(9.2%)	(3.1%)
Russia	377	525	(28.3%)	(18.3%)	1,161	1,491	(22.2%)	(15.9%)
Pakistan	188	140	34.4%	41.2%	468	509	(8.0%)	1.1%
Ukraine	160	149	6.9%	16.9%	472	405	16.6%	17.6%
Algeria	79	89	(11.4%)	(5.0%)	224	262	(14.4%)	(9.9%)
Bangladesh	60	55	8.0%	8.4%	173	170	1.8%	2.6%
Kazakhstan	64	60	8.3%	17.3%	188	212	(11.1%)	(4.7%)
Uzbekistan	6	36	(84.1%)	(81.9%)	51	103	(50.1%)	(43.3%)
Other	8	17	(54.5%)	(52.6%)	32	45	(28.5%)	(24.8%)
HQ and Eliminations	(43)	(84)	48.5%		(143)	83	(271.2%)	
EBITDA Margin	45.1%	44.4%	0.7p.p.	0.6p.p.	43.9%	49.6%	(5.7p.p.)	(5.8p.p.)
EBITDA Adj. Margin	45.1%	44.4%	0.7p.p.	0.6p.p.	43.9%	44.0%	(0.1p.p.)	(0.2p.p.)

10

Earnings Release
3Q20 results

VEON

RUSSIA

The key focus of the Beeline Russia team remains investing in the customer experience including digital services while stabilising the business' operating performance as we anticipate further improvement in operational KPIs including network performance metrics and subscriber trends in the first half of 2021 with positive YoY growth in Russian total revenue during the period.

RUB million	3Q20	3Q19	YoY	9M20	9M19	YoY
Total revenue, incl.	69,580	74,690	(6.8%)	202,551	216,491	(6.4%)
-mobile service	52,445	58,320	(10.1%)	156,387	170,246	(8.1%)
-fixed-line service	9,552	8,767	9.0%	27,884	25,734	8.4%
EBITDA	27,685	33,886	(18.3%)	81,602	96,993	(15.9%)
EBITDA margin	39.8%	45.4%	(5.6p.p.)	40.3%	44.8%	(4.5p.p.)
Capex excl. licenses	20,100	14,647	37.2%	51,762	51,653	0.2%
Capex intensity	28.0%	21.8%	6.2p.p.	28.0%	21.8%	6.2p.p.
Mobile						
Total revenue	59,917	65,845	(9.0%)	174,326	190,599	(8.5%)
Mobile data revenue	16,946	16,220	4.5%	49,446	46,676	5.9%
Subscribers (mln)	49.7	54.8	(9.2%)			
Data users (mln)	32.4	36.4	(11.0%)			
ARPU (RUB)	350	353	(0.8%)			
MOU (min)	327	294	11.1%			
MBOU (MB)	9,355	5,759	62.4%			
Fixed-line						
Total revenue	9,663	8,845	9.2%	28,225	25,891	9.0%
Broadband revenue	2,831	2,728	3.8%	8,358	8,100	3.2%
Subscribers (mln)	2.8	2.5	8.9%			
ARPU (RUB)	345	361	(4.2%)			

Total revenue declined by 7% YoY, which is a slight improvement compared to the previous quarter (decline of 10% YoY in 2Q20), principally as a result of an increase in handsets sales once most stores were reopened. Mobile service revenue declined by 10% YoY which reflected a 68% YoY decline in roaming revenue (which was 4.0% of service revenue in 3Q19) due to travel restrictions and a decline in content revenue by 21% YoY as Beeline is taking measures to eliminate unrequested services from content providers to its customers, which has proven to have a positive impact on the Net Promoter Score. These were partially offset by positive YoY performance in fixed-line service revenue, which grew by 9% YoY, as customers continued to draw on fixed-line data at home.

Business customers remained a strong focus, **with B2B revenue** increasing by 4.8% YoY as Beeline continued to enhance its offering with new digital offers and solutions. With a significant portion of B2B customers still working from home, Beeline's BeeFree product, which provides IT, communications and HR-solutions based on a Workplace-as-a-Service concept, remained popular. In addition, Big Data (including Artificial Intelligence) revenue grew by 103.7% YoY mainly driven by expansion of geo- and video analytical services. In September, Beeline acquired the telecom operator WestCall, which operates in Moscow with a portfolio of FTTB, IP and Cloud solutions, serving almost 10,000 partners.

Beeline's total mobile customer base declined by 9% YoY in 3Q20, due to the previous network quality and service issues that affect customer perception. However, Beeline managed to stabilise customer numbers which ended the quarter broadly flat versus 2Q20. Beeline Russia is successfully growing its 4G user base, which expanded by 10% YoY in Q3, helped by a switch back to high-speed mobile data networks after last quarter's strict lockdowns.

Beeline TV monthly active users increased to 2.5 million in 3Q20 (41% YoY). In 3Q20 Beeline launched a new content offer, as well as, targeted customer propositions.

Beeline focuses its distribution through online channels with a focus on self-registration products. The self-care monthly active users increased by 33% YoY, which reflects Beeline efforts to move to the new distribution model with application as e-shop concept. In line with the plans to enhance retail efficiency and place a greater emphasis on online retail distribution, Beeline has permanently closed a total of 637 stores over the last twelve months. Beeline does not have any immediate plans to close further retail stores, though the company expects the rising trend of online sales and potentially to positively affect the overall market to enable a more balanced and cost-efficient distribution footprint with fewer retail points in the future.

EBITDA decreased by 18% YoY, primarily driven by lower revenue, as well as higher structural costs in relation to the increased network investment and higher interconnection costs due to the increased ratio of off-net traffic. In addition, in 3Q19, Beeline reversed certain provisions which also had a negative impact on YoY comparisons.

Capex excluding licenses increased by 37.2% YoY in 3Q20. Capex intensity was 28%, reflecting continued high levels of network investment throughout 3Q20. Beeline increased the number of 4G base stations by 23% YoY as at 30 September 2020. A strong separate focus was maintained on major cities, particularly Moscow and St. Petersburg, to ensure high quality infrastructure that is ready to integrate new technologies. In Moscow, data speeds in 4G network improved by 18%, alongside the roll-out of 5G-ready equipment and 4G launch in the Moscow subway. Nationwide 4G population coverage increased to 87% (versus 84% in 3Q19) as Beeline remained committed to ongoing investments in network improvement in order to provide customers with consistently high levels of service irrespective of their location.

11

Earnings Release
3Q20 results

VEON

UKRAINE

Kyivstar continues to demonstrate double-digit growth in both revenue and EBITDA driven by the continued focus on 4G connectivity and digitalizing solutions for its customers. While the medium-term outlook remains encouraging there is some caution over the immediate short-term given the uncertainty of further COVID-19 restrictions with an adaptive quarantine in place until the end of 2020.

UAH million	3Q20	3Q19	YoY	9M20	9M19	YoY
Total revenue, incl.	6,502	5,828	11.6%	18,461	16,577	11.4%
- mobile service	6,065	5,466	11.0%	17,189	15,486	11.0%
- fixed-line service	399	333	19.9%	1,172	995	17.8%
EBITDA	4,411	3,772	16.9%	12,527	10,652	17.6%
EBITDA margin	67.8%	64.7%	3.1p.p.	67.9%	64.3%	3.6p.p.
Capex excl. licenses	1,185	1,370	(13.5%)	4,299	3,505	22.7%
Capex intensity	24.3%	19.7%	4.6p.p.	24.3%	19.7%	4.6p.p.
Mobile						
Total operating revenue	6,065	5,466	11.0%	17,189	15,486	11.0%
- of which mobile data	3,443	2,799	23.0%	9,596	8,037	19.4%
Customers (mln)	25.8	26.4	(2.2%)			
Data customers (mln)	16.8	16.3	3.4%			
ARPU (UAH)	78	69	14.5%			
MOU (min)	621	566	9.7%			
Data usage (MB/user)	5,953	3,969	50.0%			
Fixed-line						
Total operating revenue	399	333	19.9%	1,172	995	17.8%
Broadband revenue	259	216	20.2%	765	640	19.5%
Broadband customers (mln)	1.1	1.0	10.0%			
Broadband ARPU (UAH)	81	74	9.7%			

Total revenue for Kyivstar returned to double-digit growth, up 12% YoY in 3Q20, mainly as a result of ARPU expansion on the back of strong 4G adoption, which accelerated after the lockdown eased and users turned back to mobile data. Mobile service revenue increased by 11% YoY, supported by the marketing activities and strong growth in data consumption, resulting in mobile data revenue growth of 23% YoY. In 3Q20, fixed-line service revenue increased by 20% YoY, as customers continued to draw on fixed-line data at home, while Kyivstar focused on FTTB rollout to address this growing demand.

The **revenue from the B2B segment** increased by 3% YoY in 3Q20, as the Company introduce new digital solutions for its business customers. Kyivstar is now offering Microsoft Azure Stack, one of the most popular cloud services for business, that allows the transfer of computing of almost any complexity to remote facilities. For medium, small and start-up companies Kyivstar announced Open Application Programming Interfaces (Open API), a unique platform in the market, developed fully in-house. By offering Open API Kyivstar can provide developers with data, analytics, scoring capabilities and services in a user-friendly environment.

Kyivstar's total mobile customer base showed a YoY decline due to the lower gross additions during 2Q20 when the strict lockdown measures resulted in the partial closure of Kyivstar stores. In 3Q20, Kyivstar demonstrated growth of 2% compared to 2Q20, which was supported by the strong growth in the 4G segment with users up 21% QoQ. As a result, data penetration continued to increase, with 4G user base penetration of 36%, and total 4G users at 9.4 million in 3Q20, representing a significant YoY increase of 50%. The growth in the 4G users and the associated increase in data usage drove an ARPU increase of 15% YoY.

Recent lockdowns have accelerated **digital adoption**. In 3Q20, the number of MyKyivstar self-care users was at 2.3 million, which was up 52% YoY while for the Kyivstar TV service has recorded 250,000 users, reflecting a YoY increase of 37%.

EBITDA increased by 17% YoY, resulting in an EBITDA margin of 68%. This strong growth in EBITDA was supported by the solid revenue performance in the quarter as well as lower commercial costs, which were partially offset by higher structural opex.

While **Capex** excluding licenses decreased by 14% YoY, capex excluding licenses in the 9 months YTD has increased by some 23% YoY with Capex intensity of 24% in 3Q20. Kyivstar's strategic focus included further 4G roll-out during the quarter, driving 4G population coverage of 84%. Kyivstar and Vodafone continue with 4G mobile network sharing in rural areas and on highways.

12
Earnings Release
3Q20 results
VEON

PAKISTAN

Jazz delivered a strong quarter, reporting solid growth in revenues amid encouraging signs of recovery following 2Q'20 lockdowns. In Pakistan, which we consider to be one of most exciting markets in our portfolio, Jazz continued its strategic focus of expanding its digital services to drive further growth.

PKR million	3Q20	3Q19	YoY	9M20	9M19	YoY
Total revenue	50,678	45,446	11.5%	147,014	147,153	(0.1%)
Mobile service revenue	46,451	42,016	10.6%	135,596	136,816	(0.9%)
of which mobile data	17,931	14,303	25.4%	49,838	40,423	23.3%
EBITDA	31,429	22,254	41.2%	75,987	75,168	1.1%
EBITDA margin	62.0%	49.0%	13.1p.p.	51.7%	51.1%	0.6p.p.
Capex excl. licenses	3,707	4,845	(23.5%)	28,847	21,889	31.8%
Capex intensity	20.1%	14.1%	6.0p.p.	20.1%	14.1%	6.0p.p.
Mobile						
Customers (mln)	64.2	59.2	8.5%			
Data customers (mln)	43.1	38.3	12.7%			
ARPU (PKR)	242	234	3.3%			
MOU (min)	469	489	(4.1%)			
Data usage (MB/user)	3,941	2,119	86.0%			

Total revenue growth of 12% YoY includes the administration fee reversal recorded in 3Q19 relating to the 'suo moto order' tax regime changes (see detailed description in the section "Non-recurring items that affect year-on-year comparisons" on page 4). Adjusting for these, revenues grew by 7% YoY. This rise was underpinned by another strong quarter for mobile data revenue, which grew by 25% YoY. Expansion in our 4G user base led this growth, increasing during the quarter by 3 million new users as the relaxation of lockdown restrictions encouraged strong growth in 4G SIM sales, which grew by 37% (compared to 2Q20). Jazz's 4G penetration rate reached 35% during the quarter, a marked acceleration from the 30% penetration recorded in 2Q20 and a rise of 70% in 4G users versus 3Q19.

Additional users contributed to an almost 9% expansion in Jazz's **total customer base** during the quarter to 64 million, as well as an encouraging rise in ARPU of 3% YoY. These trends reflect Jazz's commercial strategy of focusing on higher quality of sales in order to further improve the customer mix of its subscriber base, leveraging network quality and higher bundle penetration to drive this.

Our leading **digital financial services** business in Pakistan, JazzCash, experienced another strong quarter. The impact of the State Bank of Pakistan's temporary removal of fees on money transfers impacted JazzCash's total revenues, which declined by 8.7% YoY, but operationally the business continued to enjoy strong momentum. JazzCash's user base saw double-digit growth, exiting the quarter with 9.7 million monthly active users (up 56% YoY) and 23 million registered wallets (+46% YoY), and is on track to surpass the 10 million monthly active user milestone in early-4Q20.

Jazz's self-care app, Jazz World, continued to enjoy strong levels of customer adoption. Its monthly active user base is up 158% YoY, reaching 6.6 million and cementing its position as the largest telecom app in Pakistan. Our content services also enjoyed further growth, with Jazz TV's monthly active user base rising to over 1 million, representing YoY growth of 85%.

EBITDA increased by 41% YoY, mainly due to the reversal of a prior period provision in 3Q20 of PKR 8.6 billion. Excluding this, EBITDA growth was 2.4% YoY, supported by revenue growth (including the administration fee reversal mentioned above). In addition, as in the prior periods, in 3Q20 EBITDA was affected by the re-classification of amortization of the Ex-Warid license from below EBITDA to service costs (PKR 0.7 billion) in connection with a payment made in the form of security (under protest) as per the options given in the PTA's license renewal order.

Capex excluding licenses was PKR 3.7 billion in 3Q20, equivalent to capex intensity of 20.1% versus 14.1% in 3Q19. Within this, 4G network investment continued to be the principal focus, the population coverage of which reached 56% during the quarter, compared to 49% in 3Q19.

The ex-Warid license renewal was due in May 2019. Pursuant to the directions from Islamabad High Court, the Pakistan Telecommunication Authority ("PTA") issued a license renewal decision on 22 July 2019 requiring payment of USD 39.5 million per MHz for 900 MHz spectrum and USD 29.5 million per MHz for 1800 MHz spectrum, equating to an aggregate price of approximately USD 450 million (excluding advance tax of 10%). On 17 August 2019, Jazz appealed the PTA's order to the Islamabad High Court. On 21 August 2019, the Islamabad High Court suspended PTA's order pending the outcome of the appeal and subject to Jazz making payment in the form of security (under protest) as per the options given in the PTA's order. In September 2019, Jazz deposited approximately USD 225 million in order to maintain its appeal in the Islamabad High Court regarding the PTA's underlying decision on the license renewal. There were no specific terms and conditions attached to the deposit. On 18 May 2020, Jazz deposited a further payment of USD 57.5 million (under protest) as security. The Court heard arguments on 21 October 2020 and the matter has been adjourned for a further hearing on 29 October 2020.

13
Earnings Release
3Q20 results
VEON

KAZAKHSTAN

Beeline Kazakhstan continues to be one of our fastest-growing markets in VEON's portfolio underpinned by strong demand for data services. Beeline continued to focus on customer base value management throughout the quarter in order to minimise rotational churn and drive customer acquisitions amongst high-value users. Complementing this was an ongoing focus on the delivery of a growing range of digital services via Beeline's expanding 4G network.

KZT million	3Q20	3Q19	YoY	9M20	9M19	YoY
Total revenue, incl.	50,949	44,546	14.4%	143,264	140,528	1.9%
- mobile service	41,643	38,191	9.0%	118,192	106,578	10.9%
- fixed-line service	8,380	6,092	37.6%	23,255	18,573	25.2%
EBITDA	26,933	22,965	17.3%	76,885	80,708	(4.7%)
EBITDA margin	52.9%	51.6%	1.3p.p.	53.7%	57.4%	(3.8p.p.)
Capex excl. licenses	7,151	729	881.4%	31,403	28,870	8.8%
Capex intensity	24.4%	19.5%	4.9p.p.	24.4%	19.5%	4.9p.p.
Mobile						
Total operating revenue	42,547	38,436	10.7%	119,942	121,901	(1.6%)
- of which mobile data	21,025	15,534	35.3%	59,582	42,582	39.9%
Customers (mln)	9.7	10.2	(5.4%)			
Data customers (mln)	7.1	7.0	1.2%			
ARPU (KZT)	1,448	1,247	16.1%			
MOU (min)	336	315	6.7%			
Data usage (MB/user)	9,795	6,230	57.2%			
Fixed-line						
Total operating revenue	8,402	6,110	37.5%	23,322	18,626	25.2%
Broadband revenue	2,494	3,164	(21.2%)	6,919	9,571	(27.7%)
Broadband customers (mln)	0.5	0.4	15.2%			
Broadband ARPU (KZT)	2,726	2,609	4.5%			

Reported revenues grew by 14.4% YoY, underpinned by mobile service revenue growth of 9.0%. Data revenue grew 35.3% YoY, which continued to drive increase in total revenues, as Beeline accelerated the growth of its 4G user base (+21% YoY), which reached 50% of its total customer base for the first time during the quarter. This, in turn, was facilitated through a further expansion of Beeline's 4G network which now reaches 75% of the nation's population.

Demand for Beeline's **digital services** remained strong throughout 3Q20. Beeline TV saw its monthly active user base (MAU) double YoY and our MyBeeline self-care app recorded a 94% rise in MAUs YoY. Beeline's dedicated digital operator and mobile OTT services provider 'Izi' also saw further growth in its customer base and remains on track to roughly double this from current levels to 50,000 users by the end of 4Q20. Elsewhere, Beeline continues to connect new agents to the company's mobile financial services platform. As a result, the wallet users grew by 59% YoY in 3Q20.

Despite the strong growth in Beeline's 4G customers, **total customers** fell by 5% YoY during the quarter: a trend that continues to reflect the impact of IMEI registration on the industry's user base following its formal introduction in November 2019. In the meantime, IMEI had a positive impact on customer churn, which fell from 54% in 3Q19 to 28% in 3Q20, alongside Beeline's broader commercial initiatives to reinforce its customer proposition and leading market position. Longer term, IMEI registration requirement is expected to benefit Beeline by improving the quality of the company's customer base by removing multi-SIM users and zero-ARPU customers.

Fixed-line service revenues remained strong during the quarter, growing by 37.6% YoY and underpinned by a further increase in our fixed broadband customer base of 15.2% YoY. Rising popularity of our convergent products contributed to this success, the customer base of which grew by 46,000 (+111% YoY) with approximately 19% of our fixed-line customers now using convergent products.

EBITDA rose by 17.3% YoY, driving a 1.3p.p. expansion in EBITDA margin to 52.9%, as a result of strong revenue performance.

Capex excluding licenses was KZT 7.2 billion and Capex intensity was 24.4%. In 3Q20 investments were mainly focused on expanding Beeline's 4G network in order to satisfy the continued rise in high-speed data demand that characterises this growth market. The YoY increase in Capex excluding licenses is explained by low Capex in 3Q19 due to phasing with a significant increase in spending in 2019 for rollout a quarter earlier than planned, in 2Q19, after the termination of a network sharing agreement with Kcell and other factors related to IFRS16.

14

Earnings Release
3Q20 results

UZBEKISTAN

UZS bln	3Q20	3Q19	YoY	9M20	9M19	YoY
Total revenue	492.1	593.7	(17.1%)	149.3	169.6	(11.9%)
Mobile service revenue	488.0	588.8	(17.1%)	147.9	168.3	(12.1%)
- of which mobile data	266.0	271.1	(1.9%)	818.0	762.1	7.3%
Fixed-line service revenue	2.7	3.1	(11.6%)	8.7	10.0	(13.0%)
EBITDA	58.9	324.7	(81.9%)	503	887	(43.3%)
EBITDA margin	12.0%	54.7%	(42.7p.p.)	33.7%	52.3%	(18.6p.p.)
Capex excl. licenses	151.5	31.9	375.5%	446	404	10.5%
Capex intensity	26.7%	19.0%	7.8p.p.	26.7%	19.0%	7.8p.p.
Mobile						
Customers (mln)	6.8	8.4	(18.5%)			
- of which mobile data customers (mln)	4.7	5.3	(12.2%)			
ARPU (UZS)	23,087	22,463	2.8%			
MOU (min)	692	627	10.3%			
Data usage (MB/user)	4,192	2,276	84.2%			

Although strict lockdown restrictions related to the COVID-19 pandemic were eased In Uzbekistan, the situation continued to have an impact on the business and pricing pressure persisted. As a result, the customer base and revenue declined by 18.5% YoY and 17.1% YoY, respectively. 3Q20 EBITDA was negatively affected by a certain provision of UZS 155 billion.

Further improvements to our high-speed data networks will continue to be a priority for Beeline Uzbekistan as we move forward and increasing mobile data penetration continues to be the key long-term growth driver for us in the Uzbekistan market.

ALGERIA

DZD billion	3Q20	3Q19	YoY	9M20	9M19	YoY
Total revenue	22.3	23.6	(5.7%)	65.2	68.8	(5.2%)
Mobile service revenue	22.1	23.6	(6.0%)	64.8	68.6	(5.5%)
of which mobile data	8.3	7.2	15.4%	24.5	19.9	23.3%
EBITDA	10.1	10.0	(5.0%)	28.1	31.2	(9.9%)
EBITDA margin	45.6%	45.2%	0.4p.p.	43.2%	45.4%	(2.2p.p.)
Capex excl. licenses	3.4	2.6	28.9%	8.3	8.7	(4.4%)
Capex intensity	14.6%	15.6%	(1.0p.p.)	14.6%	15.6%	(1.0p.p.)
Mobile						
Customers (mln)	14.2	15.0	(5.0%)			
- of which mobile data customers (mln)	9.1	9.4	(3.1%)			
ARPU (DZD)	524	512	2.4%			
MOU (min)	488	421	16.0%			
Data usage (MB/user)	4,961	3,444	44.0%			

In Algeria, in an overall declining market, competition remained aggressive. Against this backdrop, Djezzy continued its segmented approach driving up its revenue market value while preserving and strengthening its share in the mass market segment. Djezzy repositioned itself towards a younger demographic through a digital-centric value proposition. The 5.7% YoY 3Q20 decline in revenue is explained by two factors: the 29% reduction in Djezzy's MT rate (from DZD 0.95 per minute down to 0.67) implemented by the Algerian Telecommunication Regulatory Authority in November 2019 as they reintroduced asymmetry, with Djezzy suffering the greatest impact; as well as the overall economic slowdown, due to the pandemic.

BANGLADESH

BDT billion	3Q20	3Q19	YoY	9M20	9M19	YoY
Total revenue	11.5	11.4	0.8%	34.2	34.2	0.2%
Mobile service revenue	11.3	11.2	0.9%	33.6	33.4	0.4%
of which mobile data	2.8	2.3	20.2%	8.4	6.8	23.0%
EBITDA	5.1	4.7	8.4%	14.7	14.3	2.6%
EBITDA margin	43.9%	40.9%	3.1p.p.	42.8%	41.8%	1.0p.p.
Capex excl. licenses	2.0	2.3	(11.4%)	7.9	5.4	46.0%
Capex intensity	23.4%	13.5%	9.9p.p.	23.4%	13.5%	9.9p.p.
Mobile						
Customers (mln)	32.8	33.1	(0.8%)			
- of which mobile data customers (mln)	20.5	19.0	7.9%			
ARPU (BDT)	116	113	2.7%			
MOU (min)	231	232	(0.4%)			
Data usage (MB/user)	2,326	1,523	52.7%			

Banglalink maintained solid operational momentum during the quarter with improvement in both revenue and EBITDA resulting in a positive YoY performance in 3Q20 compared to a YoY decline which was reported in 2Q20. Enhanced 4G network supported a 20.2% YoY growth in data revenue. Banglalink continued to actively promote the use of digital channels to facilitate top-ups, account management and the adoption of additional services. As a result, the user base of Banglalink's self-care app increased by 33.4% during 3Q20 compared to 2Q20 while Banglalink's video streaming app "Toffee" gained 1.5 million customers in nine months.

The Bangladesh tax authority introduced several changes to the local tax regime in June 2020. These include supplementary duty on mobile usage, which increased from 10% to 15%; an increase in the required deposit for filing an appeal to certain authorities' from 10% to 20% of the disputed tax; and a VAT Rebate on telecom equipment and accessories.

15 Earnings Release 3Q20 results CONFERENCE CALL INFORMATION On 29 October 2020, VEON will host a conference call by senior management at 14:00 CET (13:00 GMT), which will be made available through following dial-in numbers. The call and slide presentation may be accessed at http://www.veon.com. 14:00 CET investor and analyst conference call US dial-in number: +1 646 787 12 26 Confirmation ID: 8495915 UK and International dial-in number: +44 (0) 203 0095709 Confirmation ID: 8495915 The conference call replay and the slide presentation webcast will be available for 12 months after the end of the event at the same link as the live webcast. The slide presentation will also be available for download from VEON's website. CONTACT INFORMATION INVESTOR RELATIONS Nik Kershaw ir@veon.com

16 Earnings Release 3Q20 results DISCLAIMER This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans, among others; anticipated performance and guidance for 2020, including VEON’s ability to sufficient cash flow; VEON’s assessment of the impact of the COVID-19 pandemic on its current and future operations and financial condition; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; spectrum acquisitions and renewals; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets and to execute its strategic transactions in the timeframes anticipated, or at all; VEON’s ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; our dividends; and VEON’s ability to realize its targets and commercial initiatives in its various countries of operation. The forward-looking statements included in this press release are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of further unanticipated developments related to the COVID-19 pandemic, such as the effect on consumer spending, that negatively affected VEON’s operations and financial condition; demand for and market acceptance of VEON’s products and services; our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries; continued volatility in the economies in VEON’s markets; including adverse macroeconomic developments caused by recent volatility in oil prices in the wake of COVID-19; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or other negative developments regarding such parties; the impact of export controls and laws affecting trade and investments on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON’s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this press release be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Furthermore, elements of this press release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.All non-IFRS measures disclosed further in this press release (including, without limitation, EBITDA, EBITDA margin, EBT, net debt, equity free cash flow after licenses (excluding capitalized leases), local currency growth, capital expenditures excluding licenses and LTM (last twelve months) capex excluding licenses/revenue) are reconciled to comparable IFRS measures in Attachment C to this earnings release. In addition, we present certain information on a forward-looking basis. We are not able to, without unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long - term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities. ABOUT VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and digital services, headquartered in Amsterdam. Our vision is to empower customer ambitions through technology, acting as a digital concierge to guide their choices and connect them with resources that match their needs. For more information visit: http://www.veon.com

17 Earnings Release 3Q20 results CONTENT OF THE ATTACHMENTS Attachment A Definitions 18 Attachment B Customers 20 Attachment C Reconciliation tables 20 Attachment D Average rates of functional currencies to USD 24 For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook3Q2020.xls on VEON’s website at http://veon.com/Investor-relations/Reports--results/Results/.

18 Earnings Release 3Q20 results ATTACHMENT A: DEFINITIONS ARPU (Average Revenue Per User) measures the monthly average revenue per mobile user. We generally calculate mobile ARPU by dividing our mobile service revenue during the relevant period, including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our mobile customers during the period and dividing by the number of months in that period. Mobile data customers are mobile customers who have engaged in revenue generating activity during the three months prior to the measurement date as a result of activities including USB modem Internet access using 2.5G/3G/4G/HSPA+ technologies. Capital expenditures (capex) are purchases of new equipment, new construction, upgrades, licenses, software, other long- lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations, are not included in capital expenditures. Capex intensity is a ratio, which is calculated as LTM capex divided by LTM revenue. Operational capital expenditures (operational capex) calculated as capex, excluding purchases of new spectrum licenses and capitalised leases. Operational capex intensity is a ratio, which is calculated as LTM capex divided by LTM revenue. EBIT or Operating Profit is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below. EBITDA (called Adjusted EBITDA in the Form 20-F published by VEON) is a non-IFRS financial measure. VEON calculates Adjusted EBITDA as (loss)/profit before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non- current assets, other non-operating gains / losses and share of profit / loss of joint ventures and associates Our Adjusted EBITDA may be used to evaluate our performance against other telecommunications companies that provide EBITDA. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VEON Ltd., the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below. EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage. Gross Debt is calculated as the sum of long-term notional debt and short-term notional debt including capitalised leases. Equity free cash flow (excluding licenses) is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets and other one-off items. Reconciliation to the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in Attachment C below. A fixed-mobile convergence customer (FMC customer) is a customer on a one month Active Broadband Connection subscribing to a converged bundle consisting of at least fixed internet subscription and at least one mobile SIM. Mobile financial services (MFS) of Digital financial services (DFS) is a variety of innovative services, such as mobile commerce or m-commerce, that use a mobile phone as the primary payment user interface and allow mobile customers to conduct money transfers to pay for items such as goods at an online store, utility payments, fines and state fees, loan repayments, domestic and international remittances, mobile insurance and tickets for air and rail travel, all via their mobile phone. Mobile customers are generally customers in the registered customer base as at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”).

19 Earnings Release 3Q20 results Net debt is a non-IFRS financial measure and is calculated as the sum of interest bearing long-term debt including capitalised leases and short-term notional debt minus cash and cash equivalents, long-term and short-term deposits. The Company believes that net debt provides useful information to investors because it shows the amount of notional debt outstanding to be paid after using available cash and cash equivalents and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Company financial position. Net debt excluding lease obligations is a net debt less capitalised leases. Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, VEON’s share in net (loss)/gain of associates and Other (expense)/income (primarily (losses)/gains from derivative instruments) and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Net Promoter Score (NPS) is the methodology VEON uses to measure customer satisfaction. Local currency trends (growth/decline) in revenue and EBITDA are non-IFRS financial measures that reflect changes in Revenue and EBITDA, excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. For other factors please refer to section “non-recurring items that affect year-on-year comparisons”. VEON’s reportable segments are the following, which are principally based on business activities in different geographical areas: Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, Kazakhstan and HQ based on the business activities in different geographical areas. Total revenue in this document is fully comparable with Total operating revenue in our Management’s Discussion and Analysis of Financial Condition and Results of Operations” provided separately on Form 6-K.

20

Earnings Release
3Q20 results

VEON

ATTACHMENT B: CUSTOMERS

	Mobile					Fixed-line broadband				
million	3Q20	2Q20	3Q19	QoQ	YoY	3Q20	2Q20	3Q19	QoQ	YoY
Russia	49.7	49.8	54.8	(0.1%)	(9.2%)	2.8	2.7	2.5	3.2%	8.9%
Pakistan	64.2	62.8	59.2	2.3%	8.5%					
Ukraine	25.8	25.4	26.4	1.6%	(2.2%)	1.1	1.0	1.0	3.4%	10.0%
Algeria	14.2	13.9	15.0	1.8%	(5.0%)					
Bangladesh	32.8	32.1	33.1	2.2%	(0.8%)					
Kazakhstan	9.7	9.4	10.2	2.6%	(5.4%)	0.5	0.5	0.4	0.0%	15.2%
Uzbekistan	6.8	7.1	8.4	(3.7%)	(18.5%)					
Other	4.1	4.0	4.7	2.4%	(12.8%)	0.1	0.1	0.1	-	-
Total	207.4	204.6	211.7	1.4%	(2.0%)	4.4	4.3	4.0	2.8%	9.4%

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA

USD mln	3Q20	3Q19	9M20	9M19
Unaudited				
EBITDA	898	987	2,627	3,280
Depreciation	(389)	(406)	(1,193)	(1,218)
Amortization	(82)	(94)	(260)	(299)
Impairment loss	(790)	(90)	(791)	(100)
Loss on disposals of non-current assets	(4)	(13)	(16)	(27)
Operating profit	(367)	384	367	1,636
Financial Income and Expenses	(172)	(233)	(548)	(626)
- including finance income	5	16	20	44
- including finance costs	(177)	(249)	(567)	(670)
Net foreign exchange (loss)/gain and others	5	(20)	85	(14)
- including other non-operating (losses)/gains	(1)	0	100	14
- including net foreign exchange gain	6	(20)	(15)	(29)
	-	-	-	-
Profit before tax	(534)	130	(96)	995
Income tax expense	(111)	(100)	(255)	(360)
(Loss)/Profit for the period	(645)	30	(350)	635
of which profit/(loss) attributable to non-controlling interest	24	4	(6)	(36)
of which profit/(loss) for the year attributable to VEON shareholders	(620)	35	(357)	599

RECONCILIATION OF CAPEX

USD mln unaudited	3Q20	3Q19	9M20	9M19
Cash paid for purchase of property, plant and equipment and intangible assets	394	372	1,287	1,197
Net difference between timing of recognition and payments for purchase of property, plant and equipment and intangible assets	44	25	138	199
Capital expenditures	437	397	1,425	1,397
Less capital expenditures in licenses and other	(11)	(21)	(50)	(32)
Capital expenditures excl. licenses	426	377	1,375	1,364

21
Earnings Release
3Q20 results
VEON

RECONCILIATION OF ORGANIC AND REPORTED GROWTH RATES

3Q20 compared to 3Q19

	Total Revenue			EBITDA		
	Local currency	Forex and Other	Reported	Local currency	Forex and Other	Reported
Russia	(6.8%)	(11.4%)	(18.2%)	(18.3%)	(10.0%)	(28.3%)
Pakistan	11.5%	(5.6%)	5.9%	41.2%	(6.8%)	34.4%
Ukraine	11.6%	(9.5%)	2.1%	16.9%	(10.0%)	6.9%
Algeria	(5.7%)	(6.4%)	(12.1%)	(5.0%)	(6.4%)	(11.4%)
Bangladesh	0.8%	(0.4%)	0.5%	8.4%	(0.4%)	8.0%
Kazakhstan	14.4%	(8.8%)	5.6%	17.3%	(9.0%)	8.3%
Uzbekistan	(17.1%)	(10.0%)	(27.2%)	(81.9%)	(2.2%)	(84.1%)
Total	(1.3%)	(9.1%)	(10.4%)	0.1%	(9.1%)	(9.0%)

9M20 compared to 9M19

	Total Revenue			EBITDA		
	Local currency	Forex and Other[1]	Reported	Local currency	Forex and Other[1]	Reported
Russia	(6.4%)	(7.2%)	(13.7%)	(15.9%)	(6.3%)	(22.2%)
Pakistan	(0.1%)	(8.8%)	(8.9%)	1.1%	(9.1%)	(8.0%)
Ukraine	11.4%	(0.9%)	10.5%	17.6%	(1.0%)	16.6%
Algeria	(5.2%)	(4.8%)	(10.0%)	(9.9%)	(4.5%)	(14.4%)
Bangladesh	0.2%	(0.8%)	(0.6%)	2.6%	(0.8%)	1.8%
Kazakhstan	13.7%	(18.5%)	(4.8%)	23.5%	34.6%	(11.1%)
Uzbekistan	(11.9%)	(11.5%)	(23.5%)	(43.3%)	(6.8%)	(50.1%)
Total	(2.7%)	(6.8%)	(9.5%)	(3.1%)	(16.8%)	(19.9%)

[1] In 2Q19 exceptional item of a one-off payment of USD 38 million received in 2Q19 in relation to the termination of a network sharing agreement in Kazakhstan between our subsidiary KaR-Tel LLP and Kcell Joint Stock Company ("Kcell") following Kazakhtelecom JSC's acquisition of 75 percent of Kcell's shares and a one-off vendor payment of USD 350 million received in 1Q19.

RECONCILIATION OF VEON CONSOLIDATED NET DEBT

USD mln	30 September 2020	30 June 2020	31 March 2020
Net debt	7,520	8,166	7,741
Cash and cash equivalents	1,081	1,166	1,486
Long - term and short-term deposits	1	21	2
Gross debt	8,602	9,353	9,229
Interest accrued related to financial liabilities	105	92	109
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(7)	(6)	(1)
Derivatives not designated as hedges	377	320	321
Derivatives designated as hedges	-	88	112
Other financial liabilities	94	54	89
Total financial liabilities	9,170	9,901	9,859

22

Earnings Release
3Q20 results

VEON

RECONCILIATION OF EQUITY FREE CASH FLOW AFTER LICENSES

USD million	3Q20	3Q19	YoY	9M20	9M19	YoY
EBITDA	898	987	(9.0%)	2,627	3,280	(19.9%)
Changes in working capital	110	16	604.1%	(8)	(206)	(96.2%)
Movements in provision	5	6	(17.5%)	(10)	51	(119.0%)
Net interest paid received	(134)	(142)	(5.3%)	(456)	(467)	(2.4%)
Income tax paid	(104)	(131)	(20.4%)	(279)	(372)	(25.1%)
Non cash adjustment on operating activities related to IFRS 16	(82)	(101)	(18.4%)	(231)	(263)	(12.0%)
Cash flow from operating activities (excl. lease liabilities)	692	635	9.0%	1,644	2,024	(18.8%)
Capex excl.licenses	(426)	(377)	13.2%	(1,375)	(1,364)	0.7%
Non cash adjustment on Capex excl.licenses related to IFRS 16	72	53	36.9%	160	202	(20.7%)
Working capital related to Capex excl. license	(31)	(45)	(29.8%)	(7)	16	(147.9%)
Disposals of capital assets	3	2	5.9%	8	26	(68.5%)
Licenses	(8)	(4)	126.5%	(65)	(50)	29.4%
Equity Free Cash Flow after licenses[1]	301	265	13.5%	365	852	(57.2%)

EBITDA RECONCILIATION ON COUNTRY LEVEL

3Q 2020

USD mln	Russia	Pakistan	Ukraine	Algeria	Bangladesh	Kazakhstan	Uzbekistan	Other	HQ and eliminations	**VEON Consolidated**
EBITDA	377	188	160	79	60	64	6	8	(43)	898
Less										
Depreciation	(222)	(43)	(25)	(36)	(26)	(19)	(8)	(8)	(1)	(389)
Amortization	(33)	(10)	(12)	(8)	(11)	(6)	(1)	(1)	(1)	(82)
Impairment loss	(723)	-	(1)	-	(0)	(1)	-	(0)	(65)	(790)
Loss on disposals of non-current assets	(3)	(0)	(0)	(0)	(1)	(0)	(1)	(0)	0	(4)
Gains/(losses) on sale of investments in subsidiaries	-	-	-	-	-	-	-	-	-	-
Operating profit	(605)	136	122	35	21	39	(4)	(2)	(109)	(367)

9M 2020

USD mln	Russia	Pakistan	Ukraine	Algeria	Bangladesh	Kazakhstan	Uzbekistan	Other	HQ and eliminations	**VEON Consolidated**
EBITDA	1,161	468	472	224	173	188	51	32	(143)	2,627
Less										
Depreciation	(695)	(130)	(76)	(107)	(79)	(56)	(25)	(24)	(2)	(1,193)
Amortization	(102)	(29)	(43)	(25)	(32)	(19)	(3)	(4)	(3)	(260)
Impairment loss	(723)	-	(2)	-	(1)	(1)	(0)	(0)	(65)	(791)
Loss on disposals of non-current assets	(8)	(0)	(1)	(1)	(4)	(0)	(1)	(1)	0	(16)
Gains/(losses) on sale of investments in subsidia	(33)	-	-	-	-	-	-	-	33	(0)
Operating profit	(400)	309	351	91	57	113	23	3	(179)	367

[1] Equity free cash flow after licenses (excluding capitalized leases) is a non-IFRS measure and is defined as free cash flow from operating activities less repayment of lease liabilities and cash flow used in investing activities, excluding M&A transactions, inflow/outflow of deposits, financial assets, other one-off items

23
Earnings Release
3Q20 results

RATES OF FUNCTIONAL CURRENCIES TO USD

	Average rates			Closing rates		
	3Q20	3Q19	YoY	3Q20	3Q19	YoY
Russian Ruble	73.56	64.57	(13.9%)	79.68	64.42	(23.7%)
Algerian Dinar	128.48	119.78	(7.3%)	129.18	120.66	(7.1%)
Pakistan Rupee	167.08	158.57	(5.4%)	165.75	156.75	(5.7%)
Bangladeshi Taka	84.83	84.52	(0.4%)	84.83	84.53	(0.4%)
Ukrainian Hryvnia	27.60	25.26	(9.3%)	28.30	24.08	(17.5%)
Kazakh Tenge	417.89	385.84	(8.3%)	429.51	387.63	(10.8%)
Uzbekistan Som	10,239.10	9,004.27	(13.7%)	10,321.21	9,424.54	(9.5%)
Armenian Dram	485.57	476.25	(2.0%)	488.41	475.97	(2.6%)
Kyrgyz Som	77.97	69.75	(11.8%)	79.60	69.70	(14.2%)
Georgian Lari	3.10	2.92	(6.3%)	3.29	2.96	(11.3%)